UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the proxy statement and proxy card of Scorpio Tankers Inc. (the "Company") for the Company's 2011 Annual Meeting of Shareholders scheduled to be held on June 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 11, 2011
By: /s/  Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 1

May 10, 2011

TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Scorpio Tankers Inc. (the "Company" or "Scorpio Tankers") which will be held at the office of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on June 23, 2011 at 11:00 a.m.

At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon proposals:

1	To elect two Class I Directors to serve until the 2014 Annual Meeting of Shareholders ("Proposal One");

2.	To authorize the Company's board of directors to terminate its administrative services agreement with Liberty Holding Company Ltd. ("Proposal Two");

3.	To approve the appointment of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Three"); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two will require the affirmative vote of the holders of a majority of the Company's outstanding common shares entitled to vote at the Meeting.  Adoption of Proposal Three requires the vote of a majority of the votes cast at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT MAY 10, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, Emanuele Lauro Chairman and Chief Executive Officer

Monaco	New York
9, Boulevard Charles III, Monaco 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716; Fax: +377 92 05 70 45	Tel: +1 212 542 1616; Fax: +1 212 542 1618

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

SCORPIO TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 10, 2011

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Scorpio Tankers Inc. (the "Company") will be held on June 23, 2011 at 11:00 a.m., at the office of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, (the "Meeting") for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class I Directors to serve until the 2014 Annual Meeting of Shareholders;

2.	To authorize the Company's board of directors to terminate its administrative services agreement with Liberty Holding Company Ltd.;

3.	To approve the appointment of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2011; and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 28, 2011 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Luca Forgione Secretary
May 10, 2011 Monaco

SCORPIO TANKERS INC.
9, BOULEVARD CHARLES III, MONACO 98000
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 23, 2011
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the office of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on June 23, 2011 at 11:00 a.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about May 10, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 28, 2011 (the "Record Date"), the Company had outstanding 24,924,913 shares of common stock, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "STNG".

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 9, Boulevard Charles III, Monaco 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has five directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  Accordingly, the Board has nominated Emanuele A. Lauro and Ademaro Lanzara, each a Class I Director, for re-election as directors whose term would expire at the 2014 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Emanuele A. Lauro	32	Class I Director
Ademaro Lanzara	68	Class I Director

Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, has served as a director of the Company since December 9, 2009 and joined Scorpio Group in 2003, and has continued to serve there in a senior management position since 2004. Under Mr. Lauro's leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an operator or manager of approximately 67 vessels in 2011. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool. He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transshipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India. Furthermore, Mr. Lauro formed a joint venture with Koenig & cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors.  Mr. Lauro has a degree in international business from the European Business School, London, has served as the Vice President of the Chamber of Shipping of Monaco since 2006 and is a member of the American Bureau of Shipping's Italian Committee.

Ademaro Lanzara has served as a director of the Company since March 2010, and serves as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. As of March 2011, he also serves as a director and Deputy Chairman of Cattolica Life Ltd, in Dublin, Ireland, an insurance company which provides offshore investment opportunities to clients of Cattolica Assicurazioni and Banca Popolare di Vicenza. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy CEO and Chairman of the Credit Committee, and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Audit Committee.  The Company's Board has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls, recommending to the Board the engagement of the Company's outside auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. The members of the Audit Committee are Messrs. Alexandre Albertini, Ademaro Lanzara, and Donald Trauscht.

Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF AUTHORIZATION TO TERMINATE THE COMPANY'S
ADMINISTRATIVE SERVICES AGREEMENT

The Board is soliciting shareholder approval to authorize the Board to cause the Company to terminate its administrative services agreement with Liberty Holding Company Ltd. entered into as of March 17, 2010 (the "Administrative Services Agreement"), pursuant to which Liberty Holding Company Ltd. provides the Company with administrative staff and office space  as well as accounting, financial and other services, including vessel sales and purchases.  Pursuant to Section 8.3(b)(ii) of the Administrative Services Agreement, the Administrative Services Agreement may be terminated at any time by the Company with the approval of the Company's shareholders.  Approval of this Proposal Two will grant the Board the authority to terminate the Administrative Services Agreement without any further action on the part of shareholders, but will not create a binding obligation on the part of the Board to do so.

The Board believes that Liberty Holding Company Ltd. has continued to provide the Company with an exceptional level of services at favorable prices.  However, the Board believes that having the ability to terminate the Administrative Services Agreement provided by the Approval of this Proposal Two will enable the Board to negotiate, whether now or in the future, an amended administrative services agreement with Liberty Holding Company Ltd. that is more favorable to the Company or, if it is deemed to be in the best interests of the Company and its shareholders, to terminate such agreement and enter into a replacement agreement.  The authorization granted to the Board if Proposal Two is approved shall not expire.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of the holders of a majority of the Company's outstanding common shares entitled to vote at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AUTHORIZATION TO TERMINATE THE COMPANY'S ADMINISTRATIVE SERVICES AGREEMENT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2011.

Deloitte LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Three requires the vote of a majority of the votes cast at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Three.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Scorpio Tankers Inc. is committed to sound corporate governance principles. These principles contribute to Scorpio Tankers' business success and are essential to maintaining integrity in the marketplace.

Board Structure and Committee Composition

Scorpio Tanker's Board consists of five directors, three of whom have been determined by our Board to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. In addition, we have named Donald Trauscht as lead director. We have established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which is comprised of our three independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara and Donald Trauscht. Our Board has determined that Mr. Ademaro Lanzara qualifies as an "audit committee financial expert" and that he is "independent" as defined under Securities and Exchange Commission rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls. In addition, the Audit Committee is responsible for establishing and implementing policies and procedures for the Audit Committee's review and approval of proposed transactions or courses of dealings with respect to which executive officers or directors or members of their immediate families have an interest. The Nominating and Corporate Governance Committee is responsible for recommending to the Board nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. At least annually our board completes a conflict survey and a survey evaluating board performance.  The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The number of meetings of our Board and each committee held during 2010 are as follows:

Board:	seven meetings
Audit Committee:	seven meetings
Nominating and Corporate Governance Committee:	three meetings
Compensation Committee:	two meetings

During 2010, each director attended all of the Board meetings and all of the applicable committee meetings.

Compensation of Directors and Senior Management

In 2010, the aggregate cash and share-based compensation paid to our six senior executive officers was $3.0 million for the period from April 6, 2010, the closing date of our initial public offering, to December 31, 2010.

In 2010, each of our non-employee directors received annual cash compensation in the aggregate amount of $45,000, plus an additional fee of $5,000 for each committee on which a director serves, plus an additional fee of $15,000 for each committee for which a director serves as Chairman, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our lead director received an additional fee of $20,000.

Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Scorpio Tankers believes that it is important to align the interests of its directors and management with that of its shareholders. In this regard, the Company has determined that it will generally be beneficial to the Company and its shareholders for directors and management to have a stake in the Company's long-term performance. In June 2010, the Company's officers received an aggregate of 559,458 restricted shares, one third of which vested on April 6, 2010, and the remainder of which vests on April 6, 2013, and April 6, 2015.  In January 2011, the Company's officers and employees received an aggregate of 281,000 restricted shares, one third of which vests on the following dates: January 31, 2012, January 31, 2013, and January 31, 2014. In June 2010 and January 2011, the Company's independent directors each received 3,000 restricted shares that vest on April 6, 2011 and January 31, 2012, respectively.

A meaningful component of the Company's compensation package for directors and management consists of equity interests in the Company in order to provide them on an on-going basis with a meaningful percentage of ownership in the Company.

Equity Incentive Plan

The Company has adopted an equity incentive plan, which is referred to as the plan, under which directors, officers, employees, consultants and service providers of the Company and its subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock.  The Company has reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by the Company's compensation committee. Under the plan, the Company issued a total of 559,458 restricted shares in June 2010 and a total of 281,000 restricted shares in January 2011 to its employees. The Company also issued an aggregate of 9,000 restricted shares to its independent directors in June 2010 and again in January 2011.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

The Company's Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by the Board, the plan will expire ten years from the date the plan was adopted.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company's latest annual report, at: http://www.edocumentview.com/STNG.

For shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

Luca Forgione
Secretary

May 10, 2011
Monaco

Admission Ticket

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Scorpio Tankers Inc.

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_______________

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on June 23, 2011.

Vote by Internet
- Log on to the Internet and go to **www.envisionreports.com/STNG**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR both the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Emanuele A. Lauro	☐	☐	02 - Ademaro Lanzara	☐	☐

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	For	Against	Abstain
2. Authorize board to terminate its administrative services agreement	☐	☐	☐
3. Ratify appointment of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2011.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890 JNT
2 2 D V 1 1 6 0 9 9 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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2011 Annual Meeting Admission Ticket

2011 Annual Meeting of
Scorpio Tankers Inc. Shareholders

June 23, 2011, 11:00 a.m. Local Time
Office of Seward & Kissel LLP
One Battery Park Plaza, New York, NY 10004

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Tankers Inc.

Notice of 2011 Annual Meeting of Shareholders.

Office of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004.
Proxy Solicited by Board of Directors for Annual Meeting - (June 23, 2011)

Emanuele A. Lauro, with the power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Scorpio Tankers Inc. to be held on June 23, 2011 or at any postponement or adjournment thereof. **Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees in Proposal 1, and FOR Proposals 2 and 3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.** (Items to be voted appear on reverse side.)